NEW GOLD INC.

(an Exploration Stage Company)

INTERIM FINANCIAL STATEMENTS

March 31, 2006

New Gold Inc.

(An Exploration Stage Company)

BALANCE SHEETS

As at March 31, 2006

(Unaudited and Canadian dollars)

	March 31 2006	December 31 2005
ASSETS

Current assets
Cash and cash equivalents	$82,269,293	$18,178,820
Accrued interest receivable	234,000	19,763
Amounts receivable	246,808	305,810
Prepaid expenses	88,218	107,686
	82,838,319	18,612,079

Mineral Properties – Schedule (Note 2)	26,703,258	22,561,015
Property and Equipment (Note 3)	662,689	578,499
	$110,204,266	$41,751,593

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities	$2,530,415	$3,767,475
Current portion of capital lease payable (Note 4)	-	30,228
	2,530,415	3,797,703

Future income taxes	4,258,951	4,384,680
	6,789,366	8,182,383

SHAREHOLDERS’ EQUITY

Share Capital (Note 5)	108,024,809	39,461,796
Common share purchase warrants (Note 6)	2,000,160	-
Contributed surplus (Note 9)	2,346,150	1,727,584
Deficit	(8,956,219)	(7,620,170)
	103,414,900	33,569,210
	$110,204,266	$41,751,593

Commitments and Contingent Liabilities (Note 12)

See accompanying notes.

APPROVED BY THE BOARD

“Chris Bradbrook”

“Paul B. Sweeney”

___________________________

__________________________

Chris Bradbrook

Paul B. Sweeney

Director

Director

New Gold Inc.

(An Exploration Stage Company)

STATEMENTS OF OPERATIONS AND DEFICIT

For the three month periods ended March 31, 2006 and 2005

(Unaudited and Canadian dollars)

	2006	2005

Income
Interest and other income	$366,175	$146,355

Expenses
Amortization	28,145	22,040
Consulting and management fees	15,646	2,579
Foreign exchange	5,506	(2,519)
Insurance Loss on disposal of fixed assets	43,436 8,122	60,159 -
Office and miscellaneous	34,241	26,543
Professional fees	91,325	17,616
Regulatory and filing fees	124,508	15,569
Rent	29,300	15,419
Stock-based compensation (Note 8(a))	618,566	572,615
Telephone	7,315	1,730
Transfer agent	12,698	1,783
Travel, conferences and promotion	151,753	47,910
Wages and benefits	653,217	190,032
	1,823,778	971,476

Income tax recovery (expense)	121,554	(787)

Loss for the period	(1,336,049)	(825,908)

Deficit, beginning of year	(7,620,170)	(4,220,830)

Deficit, end of period	$(8,956,219)	$(5,046,738)

Weighted average number of shares outstanding	22,566,716	13,390,604

Loss per share (basic and diluted)	$(0.06)	$(0.06)

See accompanying notes.

New Gold Inc.

(An Exploration Stage Company)

STATEMENTS OF CASH FLOWS

For the three month periods ended March 31, 2006 and 2005

(Unaudited and Canadian dollars)

	2006	2005

Cash provided by (used for)

OPERATING ACTIVITIES
Loss for the period	$(1,336,049)	$(825,908)
Items not involving cash:
Amortization	28,145	22,040
Stock-based compensation	618,566	572,615
Loss on disposal of fixed assets	8,122	-
Future income taxes	(125,729)	787
	(806,945)	(230,466)
Net change in non-cash working capital items	(112,439)	(606,607)
Cash used for operating activities	(919,384)	(837,073)

INVESTING ACTIVITIES
Payments for mineral properties and exploration costs	(5,402,631)	(3,080,817)
Proceeds on sale of equipment	30,228	-
Acquisition of property and equipment	(150,685)	(9,910)
Cash used for investing activities	(5,523,088)	(3,090,727)

FINANCING ACTIVITIES
Payments on capital lease	(30,228)	(5,667)
Cash proceeds from shares issued	70,563,173	-
Cash provided by (used for) financing activities	70,532,945	(5,667)

Increase (Decrease) in cash and cash equivalents	64,090,473	(3,703,001)

Cash and cash equivalents, beginning of period	18,178,820	25,029,585
Cash and cash equivalents, end of period	$82,269,293	$21,326,584

Cash and cash equivalents comprises:
Cash	$997,051	$160,329
Term deposits and short-term discount notes	81,272,242	21,166,255
	$82,269,293	$21,326,584

See accompanying notes.

*Supplemental disclosure of non-cash investing and financing activities, refer to Note 10.

New Gold Inc.

(An Exploration Stage Company)

SCHEDULES OF MINERAL PROPERTIES

For the three month period ended March 31, 2006 and year ended December 31, 2005

(Unaudited and Canadian Dollars)

			2006	2005

ACQUISITION COSTS
Kamloops Afton Claims			$601,734	$601,734
Kamloops Ajax-Python Claims			48,732	48,732
Timmins, Ontario Claims			1	1
Balance, End of Period/Year			$650,467	$650,467

DEFERRED EXPLORATION COSTS
	Afton Claims	Ajax-Python Claims	2006	2005

Balance, Beginning of Period/Year	$21,683,446	$227,102	$21,910,548	$5,343,465
Surface Exploration Costs
Option payment	-	15,000	15,000	-
Assays and testing	56,649	19,465	76,114	13,430
Drilling	458,371	270,066	728,437	217,441
Geological consulting	-	-	-	219,780
Miscellaneous	17,309	7,438	24,747	16,975
Staking and filing fees	-	-	-	2,127
Supplies and equipment rental	7,385	-	7,385	67,130
Travel and accommodation	-	-	-	16,020
Wages and benefits	29,476	20,981	50,457	121,207
	569,190	332,950	902,140	674,110
Underground Exploration Costs
Assays and testing	80,508	-	80,508	306,938
Drilling	1,803,348	-	1,803,348	1,942,818
Engineering	7,360	-	7,360	46,943
Geological consulting	9,910	-	9,910	680,515
Insurance	5,303	-	5,303	6,111
Office costs	34,285	-	34,285	-
Miscellaneous	28,847	-	28,847	6,485
Road construction and maintenance	6,791	-	6,791	45,115
Staking and filing fees	517	-	517	10,406
Supplies and equipment rental	19,169	-	19,169	197,777
Surveying	13,076	-	13,076	-
Travel and accommodation	22,049	-	22,049	94,941
Tunneling and decline costs	-	-	-	11,981,887
Utilities	48,235	-	48,235	191,462
Wages and benefits	308,005	-	308,005	381,575
	2,387,403	-	2,387,403	15,892,973

Feasibility Study	852,700	-	852,700	-
Balance, End of Period/Year	$25,492,739	$560,052	$26,052,791	21,910,548
Mineral Properties			$26,703,258	$22,561,015

See accompanying notes.

New Gold Inc.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the three month period ended March 31, 2006

(Unaudited and Canadian Dollars)

1.

NATURE OF OPERATIONS

0.5

New Gold Inc. is in the process of exploring and developing mineral prospects in British Columbia, Canada. Its principal project, the Afton copper-gold project, has previously been subject to exploration, an advanced scoping study and has not yet been confirmed to have economically viable copper/gold reserves. The Company is proceeding to complete a feasibility study in 2006 to confirm whether economical reserves exist.

The underlying value of the Company’s mineral claims is dependent upon the existence and economic recovery of mineral reserves, and the ability of the Company to raise financing to complete the development of and operation of the project.  In addition, the investments may be subject to changes in government relations related to mining activities, economic instability and access rights disruption.

The Company believes it has adequate funds available to meet its corporate and administrative obligations plus its funding requirement to complete the feasibility study for the Afton copper/gold project and administration expenses while having surplus funds available for exploration. Management will have to pursue additional financing upon the completion of a positive feasibility to finance the projects construction. There can be no assurance it will be able to raise sufficient funds when these funds are required.

These interim financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada and should be read in conjunction with the Company’s audited annual financial statements for the year ended 2005.

2.

MINERAL PROPERTIES

a)

Kamloops, B.C. "Afton" Mineral Property

The Afton mineral properties consist of nine new mineral claims staked under the new mineral tenure system in British Columbia and 14 heritage claims, covering a total area of 4,011 hectares.

Under the terms of two option agreements (“Option”) dated September 22, 1999 to acquire the Afton Mineral Claims, the Company issued, over several years, 2 million common shares and completed an aggregate work commitment totaling $6.5 million to earn the rights to the mineral claims. Under the terms of the Option agreement to acquire the mineral claims for the Afton Mineral Claims, the optionors retained a 10% net profit royalty. (see note 12(a))

The Company has a 100% interest in the mineral claims subject to the 10% net profit royalty maintained by the optionors, which can be purchased on or before December 1, 2010 for $2 million in cash or shares of the Company.

New Gold Inc.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the three month period ended March 31, 2006

(Unaudited and Canadian Dollars)

b)

Kamloops, B.C., "Ajax" Mineral Property

The Company owns a 100% interest in the Ajax - Python Claim Group, subject to a 2% net smelter royalty, consisting of fifteen new mineral claims staked under the new mineral tenure system in British Columbia and fifteen heritage claims.

3.

PROPERTY AND EQUIPMENT

			Net Book
2006		Accumulated	Value
	Cost	Amortization	2006
Land	$56,900	$-	$56,900
Building	104,700	11,779	92,921
Transportation vehicles	100,209	70,231	29,978
Mining equipment	445,638	60,467	385,171
Office and computer equipment	155,489	57,770	97,719
Balance, March 31, 2006	$862,936	$200,247	$662,689

			Net Book
2005		Accumulated	Value
	Cost	Amortization	2005
Land	$56,900	$-	$56,900
Building	104,700	10,470	94,230
Transportation vehicles	130,071	58,434	71,637
Mining equipment	304,296	43,845	260,451
Office and computer equipment	146,146	50,865	95,281
Balance, December 31, 2005	$742,113	$163,614	$578,499

4.

CAPITAL LEASE PAYABLE

	2006	2005
GMAC, 0%, repayable in monthly installments of $1,889,
matures April 30, 2007	$-	$30,228
Less: current portion due within one year	-	(30,228)
	$-	$-

In January 2006, the Company sold a transportation vehicle to a former director of the Company who took over the related capital lease payments.

New Gold Inc.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the three month period ended March 31, 2006

(Unaudited and Canadian Dollars)

5.

SHARE CAPITAL

Authorized

Unlimited number of common shares without par value.

Issued and Outstanding

	Number of Shares	Amount
Balance, December 31, 2004	13,941,766	33,008,361
Issued for cash
Private placements, net of share issue costs (a)	1,330,000	9,254,319
Issued for finders’ fee (a)	103,951	669,788
Tax effect on flow-through shares	-	(3,530,672)
Issued for mineral properties (b)	200,000	60,000
Balance, December 31, 2005	15,575,717	$39,461,796
Issued for cash
Pursuant to a prospectus offering, net of share issue costs ©	8,334,000	68,559,813
Exercise of stock options	500	3,200
Balance, March 31, 2006	23,910,217	$108,024,809

a)

On April 22, 2005, the Company completed a non-brokered private placement by issuing 400,000 flow-through common shares at a price of $7.50 per share for gross proceeds of $3 million (net proceeds $2,793,809). The Company issued 29,000 shares, at a market value of $6.20 per share, as a finders’ fee for the placement of common shares.

On October 6, 2005, the Company completed a non-brokered private placement by issuing 430,000 flow-through common shares at a price of $7.00 per share for gross proceeds of $3.01 million. The Company issued 36,331 shares, at a market value of $5.78 per share, as a finders’ fee for placement of the common shares.

On December 22, 2005, the Company completed a non-brokered private placement by issuing 500,000 flow-through common shares at a price of $8.00 per share for gross proceeds of $4.0 million. The Company issued 38,620 shares, at a market value of $7.25 per share, as a finders’ fee for placement of the common shares.

b)

The Company issued the final share commitment of 200,000 common shares at a deemed value of $0.30 per share in accordance with the Afton mineral claim agreement.

c)  On February 28, 2006 the Company completed a short form prospectus filing in Canada to issue, through a syndicate of underwriters, 8,334,000 units at $9.00 per unit for gross cash proceeds of $75,006,000.  Each unit consisted of one common share and one-half of a share purchase warrant.  A commission of 5.25% was paid to the underwriters.  The gross proceeds have been allocated $8.52 to the common shares and $0.24 to one-half of a share purchase warrant.

New Gold Inc.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the three month period ended March 31, 2006

(Unaudited and Canadian Dollars)

6. SHARE PURCHASE WARRANTS

As at March 31, 2006, the following common share purchase warrants were issued and outstanding:

	Number of
	Shares	Amount

Issued for cash
Pursuant to a prospectus offering (Note 5©)	4,167,000	$2,000,160
Balance, March 31, 2006	4,167,000	$2,000,160

Each whole warrant is exercisable to purchase one common share at a price of $12.00 per share for a period of two years from the date of closing and have been listed for trading on the Toronto Stock Exchange.

The exercise of the outstanding share purchase warrants in the loss calculation would be anti-dilutive.

7. STOCK OPTIONS

a)

On May 4, 2005, at the Company’s Annual General Meeting, the disinterested shareholders approved a change to the Company’s Stock Option Plan (“Plan”). The approved change increased the number of options issuable from a fixed amount of 1,000,000 options to 10% of the outstanding capital of the Company on a reloading basis. The reloading basis allows the number of options eligible to be issued to increase to the current 10% level of the then present outstanding capital of the Company. In addition, exercised options are also automatically reloaded into the Plan.  The Plan also requires disinterested shareholders to renew their approval every subsequent third year.

In addition, the Company has issued under the 2% inducement rules available under the TSX regulations, a total of 500,000 stock options to senior officers which are not included in the 10% allowable issuable amount.

Options issued subsequent to the approval of the new Plan primarily vest one half after six months and the remainder after one year from the date of issuance.

As at March 31, 2006, the stock options held by directors, consultants and employees are as follows:

New Gold Inc.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the three month period ended March 31, 2006

(Unaudited and Canadian Dollars)

	Options Exercisable		Options Outstanding
Option Strike Price		Weighted Average Remaining Life (Years)		Weighted Average Remaining Life (Years)
$4.60	600,000	3.5	600,000	3.5
$4.61 to $5.99	6,000	4.5	12,000	4.5
$6.00 to $6.99	317,250	3.7	799,500	4.1
$7.00 to $7.99	175,000	4.0	315,000	4.3
$8.00 to $8.99	-	-	60,000	5.0
	1,098,250	3.7	1,786,500	4.0

		Weighted	Weighted
		Average	Average
	Options	Exercise	Remaining
	Outstanding	Price	Life (Years)
Balance, December 31, 2004	700,000	$4.87	4.3
Granted	1,042,000	$6.82	4.5
Terminated	(15,000)	$(6.40)	-
Balance, December 31, 2005	1,727,000	$6.04	4.5
Granted	60,000	$8.90	5.0
Exercised	(500)	$(6.40)	-
Balance, March 31, 2006	1,786,500	$6.35	4.0

The fair value of new options amortized during the period ended March 31, 2006 has been estimated at the date of grant using a Black-Scholes option pricing model.  The current period valuation was calculated with the following assumptions: weighted average risk free interest rate of 3.34% to 3.98% (2005 - 3.00% to 3.29%); volatility factor of the expected market price of the Company’s common stock of 44% (2005 - 45%); and a weighted average expected life of the options of 2.5 years (2005 - 2.5 years).  The resulting weighted average cost per option granted was $2.19 (2005 - $2.19).  The estimated fair value of the options is expensed over the vesting period.

The fair value compensation recorded for the period ended March 31, 2006 in respect of awards granted in 2006 was $618,566 (2005 - $572,615).

b)

Compensation Options

As at March 31, 2006, the following compensation options were issued and outstanding:

Weighted
	Number of	Average
	Compensation	Exercise
Expiry Date	Options	Price
October 13, 2006	50,000	$4.60

The exercise of the outstanding options in the loss calculation would be anti-dilutive.

New Gold Inc.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the three month period ended March 31, 2006

(Unaudited and Canadian Dollars)

8.  RELATED PARTY TRANSACTIONS

	2006	2005
a) For wages and consulting services charged by a related person of a Director. Effective January, 2006, these services ceased to be provided by the related party.	$-	$24,000

9.  CONTRIBUTED SURPLUS

The following table identifies the changes in contributed surplus for the period:

Stock-Based
Compensation
Balance – December 31, 2005	$1,727,584
Stock-based compensation	618,566
Balance – March 31, 2006	$2,346,150

10.  SUPPLEMENTARY CASH FLOW INFORMATION

The Company conducted non-cash investing and financing activities as follows:

	2006	2005
Investing Activities
Non-cash working capital incurred for mineral properties and
exploration costs	(1,249,050)	-
Financing Activities
Value assigned to options granted	618,566	572,615

11.  FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, term deposits, corporate notes, amounts receivable, accounts payable and accrued liabilities, and capital lease payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments. The fair values of cash, term deposits, corporate notes, amounts receivable and accounts payable and accrued liabilities approximate their carrying values due to the relatively short period to maturity of these instruments.

12.  COMMITMENTS AND CONTINGENT LIABILITIES

a)

Under the terms of the Option agreements to acquire the mineral properties for the Afton Mineral Claims, the optionors retained a 10% net profit royalty which can be purchased on or before December 1, 2010 for $2,000,000 in cash or shares of the Company.

New Gold Inc.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the three month period ended March 31, 2006

(Unaudited and Canadian Dollars)

b)

Subsequent to March 31, 2006 the Company will sign definitive contracts totaling $3.7 million for the preparation of a Feasibility Study (“FS”) for the New Afton copper/gold project.  The FS is expected to be completed in the fourth quarter of 2006.

c)

In February 2006, the Company completed an arm’s length agreement with the owner (“optionor”) of one mineral claim, located in the Kamloops Mining Division and contiguous to the Company’s Ajax Property, to explore the property. As a result, the Company paid $15,000 for the exclusive rights to explore this property for one year.  The exclusive exploration rights may be extended by making payments of, respectively, $15,000 and $50,000 for successive one year periods to February 24th in each of the years 2007 and 2008.  The Company may at any time during the option period purchase the property by paying $100,000 and reserving to the optionor  a 1.5% net smelter return royalty on production from the property. In the event the Company acquires the property, it holds the sole right, prior to production commencing, to purchase the 1.5% net smelter return royalty for $100,000 per one-fifteenth (1/15th) of the royalty being purchased. All payments subsequent to the initial $15,000 are payable in cash or equivalent value in shares of New Gold at the optionor’s discretion.  The Company received transfer of title, which will be retransferred if the Company does not exercise the purchase option.

d)

The Company is committed to an operating lease for office premise rentals in the aggregate of $103,707. The future minimum lease payments as at March 31, 2006 are as follows:

2006	$32,346
2007	46,833
2008	24,528
$103,707

13.  ENVIRONMENTAL RISKS

Existing and possible future environmental legislation, regulations and action could give rise to additional expense, including those for future removal and site restoration costs, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Regulatory requirements and environmental standards are subject to constant evaluation and may be significantly increased, which could materially and adversely affect the business of the Company or its ability to develop its mineral properties on an economic basis. Before production can commence on any property, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals will be obtained on a timely basis or at all. The cost of compliance with changes in government regulations has the potential to reduce the profitability of operations or preclude entirely the economic development of mineral properties.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against operations as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against operations over the estimated remaining life of the related business operation, net of expected recoveries.

New Gold Inc.

(An Exploration Stage Company)

MANAGEMENT'S DISCUSSION AND ANALYSIS

March 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITIONS AND RESULTS OF OPERATION

AT MARCH 31, 2006

This Management Discussion and Analysis ("MD&A") is intended to supplement the Company's financial statements and notes ("Statements") thereto and compares the financial results of the first quarter of 2006 with those of the comparative quarter in 2005. The reader is encouraged to review the Statements in conjunction with this document as well as the statements and MD&A as filed for the year ended December 31, 2005. This report is dated May 10, 2006 and the Company's public filings, including its most recent Annual Information Form, can be reviewed via the SEDAR website (www.sedar.com).

The Company prepares and files its financial statements and MD&A in Canadian ("CDN") dollars and in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). A note to the financial statement reconciling the figures to United States Generally Accepted Accounting Principles ("USGAAP") is included in the annual audited Statements.

BUSINESS OVERVIEW

Afton Copper-Gold Project

New Gold Inc. ("New Gold" or the "Company") is a Canadian based resource company engaged in the exploration and development of base and precious metals properties in British Columbia Canada. The current principle area of focus is the New Afton copper/gold project ("Project") located in Kamloops, British Columbia.

During the first quarter of 2006 the Company advanced its activities on the Project from those in in 2005 when it focused on the underground exploration decline development and infill drilling to those in 2006 related to completing a feasibility study and advancing its exploration efforts. The Company began the feasibility study in the first quarter of 2006 following the announcement of the group of consulting firms being engaged in December 2005. The Company plans to complete the feasibility study by the end of 2006. The Company also plans to perform the activities required to acquire the necessary permits and financing to be able to make a construction decision by the end of 2006.

The scope of the feasibility study includes an updated resource estimation, mining method selection, reserves and mine production scheduling, process plant design, tailings deposition, all infrastructure requirements and the preparation of the project economic analysis. Once complete, the feasibility study will replace the prior scoping study completed on the Project (in 2003, and updated in 2004), and will establish the technical and economical potential of developing a new underground mine at the Project.

The first phase of the feasibility study has been completed by March 31, 2006 and phase two is now underway.

New Gold Inc.

(An Exploration Stage Company)

MANAGEMENT'S DISCUSSION AND ANALYSIS

March 31, 2006

The Company also announced the final in-fill drilling results from the underground drilling program which was completed in early 2006.  The results of the Company's drilling can be viewed on the company website (www.newgoldinc.com) or on SEDAR.

Afton and Ajax Exploration Properties

The Company has embarked on a significant exploration program for 2006 and has committed $6.5 million to evaluate both the underground targets around the existing resource at Afton as well as a surface drilling program to evaluate areas outside of the current resource at Afton and on the Ajax claim areas. The commitment to spending will be re-evaluated at the mid-year point and any changes will be based upon the results derived in the first half of the year.

During the first quarter of 2006 the Company completed 9,243 metres of underground drilling at Afton, 4,407 metres of surface drilling at Afton and 2,032 metres of surface drilling at Ajax. The total metres of 15,682 was below the plan of 20,245 due in part to the later starting of drilling than originally planned.

In February 2006, the Company completed an arm's length agreement with the owner ("optionor") of one mineral claim, located in the Kamloops Mining Division and contiguous to the Company's Ajax Property, to explore the property. As a result, the Company paid $15,000 for the exclusive right to explore this property for one year.  The exclusive exploration rights may be extended by making payments of, respectively, $15,000 and $50,000 for successive one year periods to February 24th in each of the years 2007 and 2008.  The Company may at any time during the option period purchase the property by paying $100,000 and reserving to the optionor a 1.5% net smelter return royalty on production from the property. In the event the Company acquires the property, it holds the sole right to purchase the 1.5% net smelter return royalty for $100,000 per one-fifteenth (1/15th) of the royalty being purchased. All payments subsequent to the initial $15,000 are payable in cash or equivalent value in shares of New Gold at the optionor's discretion.  The Company received transfer of title, which will be retransferred if the Company does not exercise the purchase option.

SELECTED QUARTERLY INFORMATION

The results of operations are summarized in the following tables which have been prepared in accordance with Canadian GAAP:

$Cdn	2006 1st Quarter	2005 4th Quarter	2005 3rd Quarter	2005 2nd Quarter

Income Statement
(Loss)	$ (1,336,049)	$ (1,279,500)	$ (490,854)	$ (803,078)
Loss per share	(0.06)	$(0.08)	$(0.04)	$(0.06)

Balance Sheet
Working Capital	80,307,904	14,814,376	13,099,254	17,784,732
Total Assets	110,204,266	41,751,593	34,180,290	34,986,982

New Gold Inc.

(An Exploration Stage Company)

MANAGEMENT'S DISCUSSION AND ANALYSIS

March 31, 2006

Statement of Cash Flows
Payments for mineral properties exploration costs	(5,402,631)	(4,810,406)	(4,422,861)	(4,252,999)
Cash flow from (used for) financing activities	70,532,945	6,944,830	(5,668)	2,967,941

$Cdn	2005 1st Quarter	2004 4th Quarter	2004 3rd Quarter	2004 2nd Quarter

Income Statement
Income/(Loss)	$ (825,908)	$ (1,144,892)	$ (146,626)	$ (20,422)
Earnings/(Loss) per share	$(0.06)	$(0.09)	$(0.01)	(0.01)

Balance Sheet
Working Capital	20,566,933	24,166,554	26,185,696	25,346,309
Total Assets	31,639,796	31,795,645	30,729,760	29,456,408

Statement of Cash Flows
Payments for mineral claim interest and exploration costs	(3,080,817)	(1,699,439)	(375,412)	(234,459)
Cash flow from (used for) financing activities	(5,667)	169,323	(1,362,332)	155,735

Comparative Periods

During the first quarter of 2006, the Company invested approximately $5.4 million on its mineral properties as compared to $3.1 million in the comparative quarter in 2005 for an increase of $2.3 million. The increase is primarily the result of spending $3.8 million, including working capital changes, on underground exploration and support, $0.5 million on surface drilling activities at Afton and Ajax as well as $0.5 million on the feasibility study in the first quarter of 2006 as compared to spending $2.9 million on tunneling and decline development in comparative quarter in 2005 and only $0.2 million on drilling.

The Company incurred a loss of $1.3 million or $0.06 per share in the first quarter of 2006 versus a loss of $0.8 million or $0.6 per share in the comparative quarter of 2005. In the first quarter of 2006 the Company incurred higher costs for wages and benefits due to higher staffing levels as well increased regulatory charges due to having more shares outstanding at a higher price and higher promotional costs due to higher activity levels.

Interest income was $0.4 million for the current quarter in 2006 versus $0.2 million in the 2005 comparative period due to higher cash balances as a result equity raisings completed in December 2005 and February 2006.

New Gold Inc.

(An Exploration Stage Company)

MANAGEMENT'S DISCUSSION AND ANALYSIS

March 31, 2006

LIQUIDITY & CAPITAL RESOURCES

As at March 31, 2006, the Company had working capital of $80.3 million versus $14.8 million as at December 31, 2005. During the first quarter of 2006 the Company completed, by way of a short form prospectus in Canada, through a syndicate of underwriters, an offering of 8,334,000 units priced at $9.00 per unit for gross cash proceeds of $75 million.  Each unit consisted of one common share and one-half of a share purchase warrant.  Each whole warrant will be exercisable to purchase one common share at a price of $12.00 per share for a period of two years from the date of closing (February 28, 2008).

It is planned that the proceeds of this financing will be predominantly used as the Company's equity portion towards the ultimate financing for the development of the Afton project. The Company will also be looking at the availability of project debt financing, or alternative structured financings, for the project during the second half of 2006.

The Company plans to complete its feasibility study in 2006 at an estimated cost of $5.3 million plus undertake a significant exploration program both from the underground and surface locations at and around the Project as well as at the Ajax property. The ultimate cost of the 2006 exploration program will be determined once the initial six month program results are received from a planned $6.5 million program.

The Company's current working capital level is sufficient to meet its presently planned funding requirements for this stage of the Project up to the end of 2006.

Related Party Transactions

During the period ended March 31, 2006 the following related party transactions occurred:

	2006	2005
For wages and consulting services charged by a related person of a Director	-	24,000

 Subsequent to December 31, 2005, the services provided ceased to be a related party.

2006 OUTLOOK

The Company's previously stated priorities remain for 2006. The Company will focus its main attention on the advancement of the Afton Project through the feasibility stage in 2006 in parallel with the advancement of the permitting and financing efforts. The Company is well funded to advance the Project to the completion of the Feasibility Study and will also assess the potential of its overall land package through a regional exploration program in 2006. The Company will seek to finance the Project in 2006 as well as continue to review its exploration requirements. In addition, the Company will be proceeding with the permitting process requirements of the Project, including both the environmental and social requirements.

New Gold Inc.

(An Exploration Stage Company)

MANAGEMENT'S DISCUSSION AND ANALYSIS

March 31, 2006

As at May 10, 2006, the Company's outstanding capital stood at:

Common shares	23,910,217
Warrants	4,167,000
Common stock options	1,786,500
Compensation options	50,000

Forward-Looking Statement

Certain of the statements made and information contained herein is "forward- looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company's expectations, metal recoveries, accidents, equipment breakdowns, title matters and surface access, labour disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors Relating to the Company's Business in the Company's Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and gold, that the feasibility study will confirm that a technically viable and economic operation exists, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within British Columbia and Canada will continue to support the development of environmentally safe mining projects so that the Company will be able to commence the development of the Afton project within the timetable to be established by the feasibility study. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

US Investors Should Note

The U.S. Securities and Exchange Commission ("SEC") permits mining companies, in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. The Company may use certain terms in its publications such as "resources" that are prescribed by Canadian regulatory policy and guidelines but are not provided for in the SEC guidelines on publications and filings.